Exhibit 99.5

MAVERIX METALS ANNOUNCES RECORD REVENUE FOR THE SECOND QUARTER 2020

AND DECLARES QUARTERLY DIVIDEND

August 13, 2020, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to announce its operating and financial results for the second quarter ended June 30, 2020.

All amounts are in U.S. dollars unless otherwise indicated.

Second Quarter 2020 Highlights

•	Record revenue of $11.0 million;

•	Record cash flow from operating activities, excluding changes in non-cash working capital, of $8.5 million[1];

•	Attributable gold equivalent ounces sold of 6,412[1];

•	Average cash cost per attributable gold equivalent ounce sold of $139, resulting in cash operating margins of $1,572 per ounce[1];

•	Record net income of $3.1 million; and

•	Received $15.6 million in cash proceeds from the Pan American Silver warrant exercise.

Dan O’Flaherty, CEO of Maverix, commented, “Maverix had a strong quarter with record revenue of $11.0 million, a significant increase of 57% compared to Q2 2019, demonstrating the strength and diversity of our asset portfolio despite some of our assets being affected by the impacts of the COVID-19 pandemic. With the rising gold price environment, we are looking forward to the results for the second half of the year and we continue to pursue opportunities to grow our portfolio and increase shareholder value.”

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for Attributable Gold Equivalent ounce and per share amounts)	June 30, 2020	June 30, 2019
Statement of Income and Comprehensive Income
Royalty revenue	$7,784	$4,418
Sales	$3,187	$2,573
Total revenue	$10,971	$6,991
Cash flow from operating activities	$6,616	$5,343
Net income	$3,076	$610
Basic earnings per share	$0.03	$0.01
Dividends declared per share	$0.01	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$3,010	$831
Total Attributable Gold Equivalent ounces sold	6,412	5,359
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,711	$1,305
Average cash cost per Total Attributable Gold Equivalent ounce sold	$139	$156
Cash flow from operating activities, excluding changes in non-cash working capital	$8,479	$4,050

For complete details please refer to the Condensed Consolidated Interim Financial Statements and associated Management Discussion and Analysis for the quarter ended June 30, 2020, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on the Company’s website (www.maverixmetals.com).

To listen to Maverix’s President, Ryan McIntyre, discuss the Company’s strong second quarter results please use this link: MMX Q2 Results

Dividend

The quarterly cash dividend of US$0.01 per common share will be paid on or about September 15, 2020, to shareholders of record as of the close of business on August 31, 2020.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by Maverix to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration, timing, amount and payment of future dividends remains at the discretion of the Company’s Board of Directors.

Asset Portfolio Updates

Moss (100% Silver Stream)

On August 6th, Northern Vertex Mining Inc. (“Northern Vertex”) announced record monthly production in July of 4,713 gold equivalent ounces, including 37,171 silver ounces, the fourth consecutive monthly production increase at the Moss mine located in Arizona. Production at the mine continues uninterrupted with crusher and heap leach operation continuing to exceed expectations with numerous daily production records. In addition, throughput continues well above nameplate capacity. A 60,000 foot multi-phase drill program is currently underway to identify high-grade ounces near the current pit and expand the resource on strike from the Moss pit.

On August 12th, Northern Vertex announced initial results from the multi-phase drilling and resource expansion program. Drilling has successfully intercepted high-grade gold and widespread district scale mineralization within a 2 kilometre radius of mining operations, including high-grade intercepts of 15.2 metres of 9.1 grams per tonne (“g/t”) gold and 86.0 g/t silver and 1.5 metres of 69.3 g/t gold and 716 g/t silver at the Ruth Vein adjacent to the current pit.

For more information, please refer to www.northernvertex.com and see the Northern Vertex news release dated August 6, 2020 titled “Northern Vertex Reports Record Monthly Production of 4,713 Gold Equivalent Ounces” and news release dated August 12, 2020 titled “Northern Vertex Intercepts High Grade Mineralization of 21.8 GPT Gold & 211.48 GPT Silver Over 6.1 Meters, Including 69.3 GPT (2.02 OZ) Gold & 716 GPT Silver Over 1.5 Meters at Moss Mine, Arizona”.

Florida Canyon (3% NSR Royalty)

On July 1st, Argonaut Gold Inc. (“Argonaut”) completed the acquisition of the Florida Canyon mine located in Nevada through its previously announced business combination with Alio Gold Inc. On July 3rd, Argonaut announced an updated life of mine plan for Florida Canyon which outlined a 9.5 year mine life producing an average of 77,000 ounces of gold per annum.

For more information, please refer to www.argonautgold.com and see the Argonaut Gold news release dated July 1, 2020 titled “Argonaut Gold and Alio Gold Complete Merger to Create North American Diversified Intermediate Gold Producer” and the news release dated July 3, 2020 titled “Argonaut Gold announces Updated Life of Mine Plan for Florida Canyon, Which Generates Approximately $326 Million of Mine Site After-Tax Free Cash Flow at $1,700 Gold”.

Nueva Esperanza (2% – 3% NSR Royalty)

On July 14th, Kingsgate Consolidated Limited (“Kingsgate”) announced that it had been granted an Environmental Impact Assessment (“RCA-64/20”) approval for the Nueva Esperanza gold and silver project in the Atacama region in Northern Chile. The RCA 64/20, combined with the existing water permit, effectively allows the pre-development, construction and operation of the project. In light of the continuing strong rises in gold and silver prices, Kingsgate reported that there has been renewed interest in the project from a number of parties and Kingsgate is currently considering its options in this regard.

For more information, please refer to www.kingsgate.com.au and see the Kingsgate news release dated July 14, 2020 titled “Environmental Impact Assessment (EIA) Approved Nueva Esperanza Project, Chile”.

Monument Bay (1.5% NSR Royalty)

On July 23rd, Yamana Gold Inc. (“Yamana”) announced the Monument Bay project, located in Manitoba, is advancing with internal technical and economic assessments considering the project as an underground mine rather than an open pit mine. While resources would be reduced from current levels, this would be an economically attractive alternative with lower required capital investment, a reduced environmental footprint and significant exploration potential for increases in mineral resources down plunge and in satellite surface areas. A new high-grade geological model is being evaluated while several well-defined high-grade zones along a 4 kilometre strike length of the deposit have been identified. An expansion drill program on these targets is planned to begin this year and extend into next year.

For more information, please refer to www.yamana.com and see the Yamana news release dated July 23, 2020 titled “Yamana Gold Reports Second Quarter 2020 Financial Results; Strong Cash Flow Generation; a Further Reduction of $101 Million in Net Debt; Jacobina Phase 1 Expansion Complete; Increasing Dividend by a Further 12% to $0.07 Per Share”.

COVID-19 Update

The Company continues to monitor and assess the potential impacts of COVID-19 on its employees and business. At this time, employees continue to work remotely and there are no known cases of COVID-19. The Company continues to closely monitor the impact of the COVID-19 pandemic on its portfolio of assets.

The evolving and unpredictable impacts of the COVID-19 pandemic resulted in the Company prudently withdrawing its 2020 attributable gold equivalent ounce guidance on March 24, 2020. Maverix will continue to monitor the situation closely and update the market as additional information becomes available.

Appointment of New Vice President, Technical Services

Maverix is pleased to announce that Mr. Brendan Pidcock, P.Eng., has been promoted to the role Vice President of Technical Services at Maverix effective September 1st, 2020. Mr. Pidcock has over 25 years of experience in mining spread over multiple jurisdictions and commodities.

Mr. Pidcock will be succeeding Mr. Doug Ward, who will be retiring from Maverix at the end of August.

“The entire Maverix team would like to thank Doug for his excellent contributions to the growth of Maverix”, commented Geoff Burns, Chairman of Maverix. “His technical expertise and industry knowledge were invaluable in the formation and development of the Company over its first 4 years of operations. Doug played an integral role in forming Maverix and was instrumental in many of the Company’s transactions over the past 4 years. We wish Doug all the best in his future endeavours and look forward to continue building on the strong asset base he has helped establish at Maverix”.

“I want to thank Geoff and Dan for bringing me in and trusting me with this opportunity from day one. Maverix has since assembled an excellent and diversified cash flowing portfolio, with solid growth prospects”, commented Doug Ward. “Again, I can’t thank Maverix enough for the opportunity to work with such a great team.”

1 Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including adjusted net income, total Attributable Gold Equivalent ounces sold, average realized gold price per Attributable Gold Equivalent ounce sold, average cash cost per Attributable Gold Equivalent ounce sold, cash operating margin and cash flow from operating activities, excluding changes in non-cash working capital. Adjusted net income is calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. The Company believes that adjusted net income is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. Average realized gold price per Attributable Gold Equivalent ounce sold is calculated by dividing the total revenue by the Attributable Gold Equivalent ounces sold. Average cash cost per Attributable Gold Equivalent ounce sold is calculated by dividing the total cost of sales, less depletion, by the Attributable Gold Equivalent ounces sold. In the precious metals mining industry, these are common performance measures but do not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce sold from the average realized gold price per Attributable Gold Equivalent ounce sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary statements to U.S. investors

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, the payment of the Company’s dividend, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2020 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.